Exhibit 99.1

Section 13(r) Disclosure

Travelport Limited, a company that may be considered one of our affiliates, included the disclosure reproduced below in its annual report on Form 10-K as filed with the SEC on March 12, 2013 as required by Section 13(r) of the Exchange Act (the “Travelport Disclosure”). We have no involvement in or control over the activities of Travelport, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the Travelport Disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

“The gross revenue and net profit attributable to these activities in 2012 were approximately $127,000 and $45,000, respectively.”

SunGard Data Systems Inc., SunGard Capital Corp., and SunGard Capital Corp. II (collectively, “SunGard”), a company that may be considered one of our affiliates, included the disclosure reproduced below in its annual report on Form 10-K as filed with the SEC on March 20, 2013 as required by Section 13(r) of the Exchange Act (the “SunGard Disclosure”). We have no involvement in or control over the activities of SunGard, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the SunGard Disclosure.

“Pursuant to Section 13(r)(1)(D)(i) of the Exchange Act, we note that during 2012 a U.K. subsidiary of ours provided certain limited disaster recovery services and hosted co-location of some hardware at our premises in London for Bank Saderat PLC, a bank incorporated and based in the UK. Bank Saderat PLC is identified on the U.S. Treasury Department’s List of Specially Designated Nationals and Blocked Persons pursuant to Executive Order No. 13224. The intent of the services was to facilitate the ability of the UK-based employees of Bank Saderat PLC to continue local operations in the event of a disaster or other unplanned event in the UK, including use of shared work space and recovery of the Bank’s local UK data. The gross revenue and net profits attributable to these activities in 2012 was £16,300 and approximately £5,700, respectively. During 2012, no disaster or unplanned event occurred causing Bank Saderat PLC to make use of our recovery facilities in London, but Bank Saderat PLC did perform annual testing on-site. Our subsidiary has terminated this contract in the first quarter of 2013, and we do not otherwise intend to enter into any Iran-related activity.”